SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K



/x/   Annual report pursuant to Section 15(d) of the Securities Exchange Act of
      1934

For the Fiscal Year Ended December 31, 1999

                                       OR

/ / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                  to

Commission file number

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          UPS Qualified Stock Ownership Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           United Parcel Service, Inc.
                            55 Glenlake Parkway, N.E.
                                Atlanta, GA 30328

                       UPS Qualified Stock Ownership Plan

 Financial Statements as of and for the Years Ended December 31, 1999 and 1998,
     Supplemental Schedules as of and for the Year Ended December 31, 1999,
                        and Independent Auditors' Report

13468

UPS QUALIFIED STOCK OWNERSHIP PLAN

TABLE OF CONTENTS
-----------------------------------------------------------


                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                   l

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998:

  Statements of Net Assets Available for Benefits                              2

  Statements of Changes in Net Assets Available for

Benefits                                                                       3

  Notes to Financial Statements                                                4

SUPPLEMENTAL SCHEDULES AS OF AND FOR
  THE YEAR ENDED DECEMBER 31, 1999:

    Schedule of Assets Held for Investment Purposes at

End of Year                                                                    8

   Schedule of Reportable Transactions                                         9

   Schedule of Realized Gain on Sale of Investments and
Unrealized Appreciation in Fair Value of Investments                          10

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


Administrative Committee of UPS Qualified Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the UPS Qualified Stock Ownership Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan Administrative Committee. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
June 1, 2000
Atlanta, Georgia

UPS QUALIFIED STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998



ASSETS                                          1999            1998

Investments                                $804,802,683      $69,998,801

Receivables:
     Employer contributions                  15,367,595       14,030,896
     Dividends receivable                     3,535,480          447,824
     Due from UPS Savings Plan - net                 -           962,067
                                             ----------        ---------
          Total receivables                  18,903,075       15,440,787
                                             ----------       ----------
NET ASSETS AVAILABLE FOR BENEFITS          $823,705,758      $85,439,588
                                            ===========       ==========


See notes to financial statements

UPS QUALIFIED STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1999 AND 1998


NET ASSETS AVAILABLE FOR BENEFITS-                      1999             1998
     Beginning of year                               $85,439,588     $         -
                                                     -----------      ----------
INCREASE IN PLAN ASSETS ATTRIBUTED TO:
     Employee trasfers from UPS Savings Plan, net    110,452,753      31,186,233
     Employer contributions                           54,665,744      48,268,817
     Dividend income                                   6,555,653         579,231
                                                     -----------      ----------
          Total increase                             171,674,150      80,034,281

DECREASE IN PLAN ASSETS ATTRIBUTED TO-
     Benefits to Plan participants                     3,088,292         248,917

OTHER CHANGES IN NET ASSETS-
     Net appreciation in fair value of investments   569,680,312       5,654,224
                                                     -----------      ----------

NET INCREASE IN PLAN ASSETS                          738,266,170      85,439,588
                                                     -----------      ----------
NET ASSETS AVAILABLE FOR BENEFITS-
     End of year                                    $823,705,758     $85,439,588
                                                    ============     ===========


See notes to financial statements

UPS QUALIFIED STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
-----------------------------------------------------------


1.  DESCRIPTION OF THE PLAN

The UPS Qualified Stock Ownership Plan (the "Plan")is a voluntary defined contribution plan established for employees of United Parcel Service, Inc. ("UPS")who are not members of a collective bargaining unit and who satisfy the participation requirements of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan became effective January 1, 1998. The Plan was established to provide a matching contribution to those employees of UPS who make elective deferrals under the UPS Savings Plan and to invest that matching contribution entirely in UPS common stock ("UPS stock"). The Plan allows for UPS to match, through employer contributions to the Plan, 100% of pre-tax contributions made to the UPS Savings Plan up to a maximum of 3% of each participant's eligible compensation. Effective November 23, 1998, the Plan also permits participants to transfer after-tax and pre-tax amounts from the UPS Savings Plan to the Plan for the purpose of investing such amounts in UPS stock. The Plan does not allow for direct employee contributions.

Any amounts transferred from the UPS Savings Plan to the Plan may be transferred back to the UPS Savings Plan at any time. Additionally, if a Plan participant is at least 45 years of age and has 10 or more years of employment with UPS, the participant may transfer all or any portion of the matching contribution made by UPS to the UPS Savings Plan at any time. In the event a Plan participant transfers amounts from the Plan to the UPS Savings Plan, the participant must wait at least one year from the date of the last transfer to the UPS Savings Plan before transferring such amounts back to the Plan.

The Plan does not permit withdrawals or distributions except in the case of termination of employment or upon the death or total and permanent disability of the participant. Any distribution from the Plan ordinarily will be made in the form of whole shares of UPS stock, with any fractional shares paid in cash. However, a participant may request that the entire distribution be made in cash. A participant receiving UPS stock at a time when such stock is not readily tradable on an established securities market may require UPS to purchase the stock by giving written notice to UPS within 60 days after the stock was distributed or within the first 60 days of the following calendar year.

Effective March 17, 1999, the Plan was amended to limit transfers into the Plan such that immediately following the transfer, a participant's investment in the Plan cannot exceed 20% of the participant's combined investment balances in the UPS Savings Plan and the Plan. However, notwithstanding the foregoing, matching contributions continue to be made in UPS common stock.

Effective July 20, 1999, the Plan was amended to suspend further transfers from the UPS Savings Plan to the Plan until further notice from the Plan Administrative Committee. Effective May 15, 2000, the Plan Administrative Committee authorized transfers from the UPS Savings Plan to the Plan to resume.

On November 15, 1999, in connection with UPS's initial public offering, United Parcel Service of America, Inc. completed a merger in which it became a wholly owned subsidiary of UPS. In the merger, each share of United Parcel Service of America, Inc. common stock was exchanged for two shares of UPS Class A common stock. All shares and per share amounts in these financial statements have been adjusted for the two-for-one merger exchange ratio. Each share of UPS Class A common stock was equally allocated among Class A-1, A-2, and A-3 common stock. The different types of Class A common stock are identical, except for the applicable transfer restriction periods. Shares of Class A common stock may not be transfered to anyone other than a permitted transferee, or converted into Class B shares, until after the following dates: Class A-1 shares (May 8, 2000), Class A-2 shares (November 4, 2000), and Class A-3 shares (May 3, 2001). The primary differences between Class A common stock and Class B common stock are the transfer restrictions discussed above and the voting rights. There are no transfer restrictions on Class B common stock and Class A common stock shareowners are entitled to ten votes per share while Class B common stock shareowners are entitled to one vote per share.

In early February 2000, UPS announced an offer (the "tender offer") to purchase up to 100,893,277 shares of Class A-1 common stock for $60 per share. The actual number of shares of UPS Class A-1 common stock held by the plan that were validly tendered and accepted for purchase by UPS was 396,192.

At December 31, 1999 and 1998, the number of participants in the Plan was approximately 42,000 and 39,000, respectively. The provisions of the Plan provide that a participant is 100% vested in both amounts transferred from the UPS Savings Plan and employer-matching contributions at all times.

Although it has not expressed any intent to do so, UPS has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

All expenses incident to the operation of the Plan are paid by UPS.

Each participant's account is credited/debited with transfers of participant contributions from/to the UPS Savings Plan, matching contributions from UPS, Plan earnings (losses), and distributions.

2.  SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Plan's financial statements are prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.  INVESTMENTS

Investments consist of 11,663,807 shares of UPS Class A common stock at December 31, 1999 and 3,499,940 shares of United Parcel Service of America, Inc. common stock at December 31, 1998. The investment in UPS stock is carried at fair value of $69 and $20 per share at December 31, 1999 and 1998, respectively. At December 31, 1998 the market value of UPS common stock reflects the price at which UPS had published notice of its willingness to repurchase shares of its stock, adjusted for the two-for-one merger exchange ratio discussed in Note 1. The value of each Class A common stock held by the Plan at December 31, 1999 is equal to the price of a share of Class B common stock as reported by the New York Stock Exchange. Total fair value of UPS Class A common stock held by the Plan at December 31, 1999 and 1998 is $804,802,683 and $69,998,801,
respectively.

4.  PLAN ADMINISTRATION

The Plan Administrator is an Administrative Committee, which is appointed by and serves at the pleasure of the Board of Directors of UPS. The Administrative Committee is currently comprised of three members who are responsible for the Plan's operations. The members are Michael Connell, Corporate Compensation Manager, UPS; Thomas W. Delbrook, Corporate Treasury Manager, UPS; and Clifford
L. Hinds, Corporate Financial Reports, Plans and Accounting Manager, UPS. State Street Bank & Trust Company (Boston) provides recordkeeping and administrative services to the Plan. First Union National Bank of Georgia acts as the Trustee for the assets of the Plan.

5.  TAX STATUS

The Plan has not received a letter of determination from the Internal Revenue Service which states that the Plan is in compliance with the applicable sections of the Internal Revenue Code ("IRC"). However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

6.  TRANSFER OF PLAN ASSETS TO AND FROM THE UPS SAVINGS
    PLAN

During 1999 and 1998, participants transferred account balances from and to the UPS Savings Plan. Transfers from the UPS Savings Plan for the years ended December 31, 1999 and 1998 were $124,593,692 and $31,398,758, respectively.
Transfers to the UPS Savings Plan for the year ended December 31, 1999 and 1998 were $14,140,939 and $212,525, respectively.

                             SUPPLEMENTAL SCHEDULES

                       (See Independent Auditors' Report)

UPS QUALIFIED STOCK OWNERSHIP PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 1999

                        Description of
                         Investment
                          Including
                        Maturity Date,
                      Rate of Interest,
  Identity of Issue,     Collateral,
   Borrower, Lessor,   Par, or Maturity                       Current
   or Similar Party         Value                 Cost         Value
------------------------------------------------------------------------
 *  United Parcel      3,887,935 shares
    Service, Inc.      Class A-1 common stock  $79,132,092  $268,267,515

 *  United Parcel      3,887,935 shares
    Service, Inc.      Class A-2 common stock   79,132,092   268,267,515

 *  United Parcel      3,887,937 shares
    Service, Inc.      Class A-3 common stock   79,132,133   268,267,653
                                               -----------   -----------
          Total Investments                   $237,396,317  $804,802,683
                                               ===========   ===========
 *  Party-in-interest to the Plan


UPS QUALIFIED STOCK OWNERSHIP PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1999


                                                                                                               Current
                                                                                                              Value of
                                                                                                              Asset on
                   Identity of                                        Purchase  Selling        Cost of       Transaction    Net Gain
                 Party Involved             Description of Asset       Price     Price          Asset           Date       or (Loss)

Single Transactions:
    First Union National Bank of Georgia  UPS Class A common stock  $14,014,554              $14,014,554     $14,014,554
    First Union National Bank of Georgia  UPS Class A common stock   12.390.189               12,390,189      12,390,189
    First Union National Bank of Georgia  UPS Class A common stock   13.356.927               13,356,927      13,356,927
    First Union National Bank of Georgia  UPS Class A common stock   13,537,355               13,537,355      13,537,355

Series of Transactions:
    First Union National Bank of Georgia  UPS Class A common stock  53,299,025               53,299,025      53,299,025


UPS QUALIFIED STOCK OWNERSHIP PLAN

SCHEDULE OF REALIZED GAIN ON SALE OF INVESTMENTS AND
UNREALIZED APPRECIATION IN FAIR VALUE OF INVESTMENTS
YEAR ENDED DECEMBER 31, 1999
----------------------------------------------------------------------------

Realized gain on sale of investments:

  Aggregate proceeds                                                 $25,900,917
  Aggregate carrying amount                                           17,995,408
                                                                     -----------
     Total                                                             7,905,509

Unrealized appreciation in fair
  value of investments                                              $561,774,803
     Total                                                           -----------
                                                                    $569,680,312

1 Measurement criteria for this schedule conforms with the requirements of the annual report Form 5500. The amount of realized gain and unrealized appreciation are determined by using the fair value at January 1, 1999 and fair value at sale date for realized gain or December 31, 1999 for unrealized appreciation.

                                   SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          UPS Qualified Stock Ownership Plan

                                          /s/ Clifford L. Hinds
                                          ----------------------------------
                                          Clifford L. Hinds
                                          Administrative Committee Member

                                 Exhibit Index

Consent of Deloitte & Touche LLP

Amendment No.1 to the UPS Qualified Stock Ownership Plan and Trust Agreement

Amendment No.2 to the UPS Qualified Stock Ownership Plan and Trust Agreement

Amendment No.3 to the UPS Qualified Stock Ownership Plan and Trust Agreement

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 333-72127 of United Parcel Service of America, Inc. (predecessor to United Parcel Service, Inc.) on Form S-8 of our report dated June 1, 2000, appearing in this Annual Report on Form 11-K of UPS Qualified Stock Ownership Plan for the year ended December 31, 1999.

/s/ Deloitte & Touche LLP
June 28, 2000
Atlanta, Georgia

                                AMENDMENT NO. 1

                                     TO THE

                       UPS QUALIFIED STOCK OWNERSHIP PLAN

                               AND TRUST AGREEMENT

                        (Effective as of January 1, 1998)

     WHEREAS, United Parcel Service of America, Inc. and certain of its affiliated companies established the UPS Qualified Stock Ownership Plan and Trust ("Plan") effective as of January 1, 1998 to provide their eligible employees with a matching contribution invested in the common stock of UPS ("UPS Stock") and to permit eligible employees to transfer amounts from the UPS Savings Plan to the Plan for the purpose of investing in UPS Stock; and

     WHEREAS, it is desired to amend the Plan to correct a scrivener's error and to limit transfers from the UPS Savings Plan to the Plan in the case where an eligible employee's investment in the Plan would exceed twenty percent of the aggregate amount in such eligible employee's combined accounts under the Plan and the UPS Savings Plan.

     NOW THEREFORE, pursuant to the authority vested in the Board of Directors by Section 12.1 of the Plan, the UPS Qualified Stock Ownership Plan is hereby amended as follows:

1. Section 3.1 hereby is amended in its entirety to read as follows effective as of March 17, 1999:

     Section 3.1 Transfers From Savings Plan. A participant in the Savings Plan may transfer an amount from his or her individual accounts under the
     Savings Plan to this Plan in accordance with transfer procedures established by the Committee and subject to the limitations set forth in
     Section 8.12.

     Any amounts transferred to this Plan pursuant to this Section 3.1 will be credited to the Participant's Savings Plan Account that corresponds to the subaccount under the Savings Plan from which the amount was transferred.

2. The last sentence of Section 8.12 hereby is amended effective as of January 1, 1998 to read as follows in order to correct a scrivener's error:

     A Participant may not make a Transfer from the Savings Plan to this Plan during the one year period beginning on the date of the most recent cash withdrawal under Section 8.7 or transfer from this Plan to the Savings Plan; provided, however, that the one year restriction will not apply if the Participant requests a distribution following a Separation from Service.

3. Section 8.12 hereby is amended in its entirety effective as of March 15, 1999 to read as follows:

     Section 8.12 Transfers to this Plan.

     (a) General Rule. Except as provided in Section 8.12(b), a Participant may not make a Transfer from the Savings Plan to this Plan (1) during the one year period beginning on the date of the most recent cash withdrawal under
     Section 8.7 or transfer from this Plan to the Savings Plan ("one year restriction") or (2) to the extent that the amount transferred from the Savings Plan would cause the balance credited to his or her Account to exceed twenty percent of the aggregate balance credited to his or her Account and to his or her accounts under the Savings Plan ("Twenty Percent Limitation"). For purposes of determining the Twenty Percent Limitation, the balance credited to an Account and to the accounts under the Savings Plan will be determined immediately following the transfer as if the transfer to this Plan were allocated then instead of at the end of the Accounting Period.

     If a participant in the Savings Plan attempts to transfer an amount from the Savings Plan that would cause the balance credited to the Participant's Account to exceed the Twenty Percent Limitation, the Trustee only will accept the transfer of such amount that once transferred would not cause the Account to exceed the Twenty Percent Limitation. The Trustee will reject the transfer of any amount that would, if transferred, cause the Account to exceed the Twenty Percent Limitation and send the excess amount back to the Savings Plan.

     (b) Transfer in Connection with a Distribution upon a Separation from Service. In no event shall the one year limitation or the Twenty Percent Limitation on transfers set forth in Section 8.12(a) apply if the Participant requests a distribution following a Separation from Service.

     IN WITNESS WHEREOF, United Parcel Service of America, Inc. based upon action by its Board of Directors has caused this Amendment No. 1 to be executed.


ATTEST:                                   UNITED PARCEL SERVICE OF
                                          AMERICA, INC.

----------------------------              ------------------------------
Joseph R. Moderow                         James P. Kelly
Secretary                                 Chairman

                               AMENDMENT NO. 2

                                     TO THE

                       UPS QUALIFIED STOCK OWNERSHIP PLAN

                               AND TRUST AGREEMENT

                        (Effective as of January 1, 1998)

     WHEREAS, United Parcel Service of America, Inc. and certain of its affiliated companies established the UPS Qualified Stock Ownership Plan and Trust ("Plan") effective as of January 1, 1998 to provide their eligible employees with a matching contribution invested in the common stock of UPS ("UPS Stock") and to permit eligible employees to transfer amounts from the UPS Savings Plan to the Plan for the purpose of investing in UPS Stock; and

     WHEREAS, it is desired to amend the Plan to reflect the suspension of all transfers from the Savings Plan to the Plan until further notice pending the completion of the company's proposed merger and public offering announced July 21, 1999.

     NOW THEREFORE, pursuant to the authority vested in the Board of Directors by Section 12.1 of the Plan, the UPS Qualified Stock Ownership Plan is hereby amended as follows:

1. Section 3.1 hereby is amended in its entirety effective as of July 20, 1999 to read as follows:

     Section 3.1 Transfers From Savings Plan. In accordance with the authority granted to the Committee in Sections 3.1 and 8.22 to establish transfer procedures, transfers from participants' individual accounts in the Savings Plan to this Plan are suspended as of July 20, 1999 in connection with the proposed public offering of common stock of a subsidiary of UPS following a merger of UPS with that subsidiary. The Committee shall continue to have the absolute authority and full discretion to establish transfer procedures (including initiating, suspending or terminating transfers from the Savings
     Plan) and to amend those transfer procedures at any time without the necessity of a Plan amendment; provided, to the extent transfers are permitted, such transfer procedures are consistent with the timing and percentage limitations described in Section 8.12.

     Any amounts transferred to this Plan pursuant to this Section 3.1 will be credited to the Participant's Savings Plan Account that corres-ponds to the subaccount under the Savings Plan from which the amount was transferred.

2. Section 8.12 hereby is amended effective as of July 20, 1999 to add a new subparagraph 8.12 (c) that reads as follows:

     Section 8.12 Transfers to this Plan.

            (c) Committee Procedures. Subsections 8.12 (a) and (b) shall be operative only to the extent that the Committee permits transfers from the Savings Plan to this Plan in accordance with Section 3.1.

     IN WITNESS WHEREOF, United Parcel Service of America, Inc. based upon action by its Board of Directors has caused this Amendment No. 2 to be executed.

ATTEST:                                   UNITED PARCEL SERVICE OF
                                          AMERICA, INC.


----------------------------              ------------------------------
Joseph R. Moderow                         James P. Kelly
Secretary                                 Chairman

                               AMENDMENT NO. 3

                                     TO THE

                       UPS QUALIFIED STOCK OWNERSHIP PLAN

                               AND TRUST AGREEMENT

                       (Effective as of November 15, 1999)

     WHEREAS, United Parcel Service of America, Inc. and certain of its affiliated companies established the UPS Qualified Stock Ownership Plan and Trust ("Plan") effective as of January 1, 1998 to provide their eligible employees with a matching contribution invested in the common stock of UPS ("UPS Stock") and to permit eligible employees to transfer amounts from the UPS Savings Plan to the Plan for the purpose of investing in UPS Stock;

     WHEREAS, on November 15, 1999, United Parcel Service of America, Inc. ("Old UPS") merged into one of its subsidiaries and, as a result, became a subsidiary of United Parcel Service, Inc. ("New UPS");

     WHEREAS, pursuant to the terms of the merger, each share of UPS Stock held under the Plan was exchanged for two shares of the Class A common stock of New UPS, and each shareholder's interest in Class A common stock was divided as evenly as possible between Class A-1, Class A-2 and Class A-3 common stock of New UPS;

     WHEREAS, following the merger, New UPS has announced a cash tender offer to buy Class A-1 common stock of New UPS; and

     WHEREAS, it is desired to amend the Plan to reflect the merger and to facilitate the tender offer.

     NOW  THEREFORE,  pursuant to the  authority  vested in the Board by Section
12.1 of the Plan, the UPS Qualified Stock Ownership Plan is hereby amended as follows effective as of November 15, 1999:

1.   Section 1.28 is hereby amended to read as follows:

     Section 1.28      Fair Market Value - means

     (a) for any asset other than UPS Stock, the fair market value of that asset as determined by the Trustee;

     (b)   for UPS Stock,

            (1) the fair market value of a share of the Class B common stock of United Parcel, Inc. ("Class B Stock"), as determined in accordance with the following provisions:

                  (i) if shares of Class B Stock are listed on any established stock exchange or a national market system, the reported closing price for a share of Class B Stock as reported by such stock exchange or national market system with respect to its normal trading session or such other source as the Board deems reliable; or

                  (ii) if shares of Class B Stock are not listed on any established stock exchange or a national market system, the fair market value of a share of Class B Stock as determined by the Board in its sole and absolute discretion; and

            (2) at any time after the ESOP feature is activated, the fair market value as determined by an "independent appraiser" (as described in Code ss. 401(a)(28)) appointed by the Committee for that purpose.

2.   Section 1.57, UPS Stock, is hereby amended to read as follows:

     Section 1.57 UPS Stock - means the Class A common stock of United Parcel Service, Inc. (including Class A-1, Class A-2 and Class A-3) and other securities of United Parcel Service, Inc. or an Affiliate that meet the definition of "employer securities" under Code ss. 409(l) or ERISA ss. 407.

3. The Plan is hereby amended to delete all references to the UPS Stock Trust, accordingly:

(a) Article I is hereby amended to delete the definition of UPS Stock Trust set forth in Section 1.58 and to renumber the subsequent paragraph (currently Section 1.59 Valuation Date) so that it is numbered Section
      1.58 Valuation Date;

(b) Section 8.8, Distribution of UPS Stock or Cash; is hereby amended to delete the last sentence thereof;

(c) Section 8.9(d), Continuation of Rights, is hereby amended to delete the parenthetical in the last sentence thereof; and

(d) Section 8.13(b)(5)(c), regarding eligible rollover distributions, is hereby amended to delete the phrase "the custodian or trustee of which agrees to be bound by the terms of the UPS Stock Trust" from the last sentence thereof.

4. Article VI is hereby amended to add a new Section 6.7 that reads as follows:

     Section 6.7 Account Adjustments to Reflect November 15, 1999 Merger. Each Account shall be adjusted in an equitable manner as directed by the Committee to reflect the stock received by the Plan in connection with the merger described in the proxy statement/prospectus to the shareowners of United Parcel Service of America, Inc. dated September 22, 1999.

5. Section 8.8 is hereby amended to add the following sentence to the end thereof:

     If there is more than one class of UPS Stock allocated to an Account, any UPS Stock distributed from such Account and any UPS Stock sold to distribute cash from such Account shall be taken equally from the shares of each such class allocated to such Account in accordance with the procedures developed by the Committee, which shall reflect appropriate adjustments for shares of any class sold from such Account in any tender offer.

6. Section 8.10 is hereby amended to add the following sentence to the end thereof:

     If there is more than one class of UPS Stock allocated to an Account, any UPS Stock sold to effect such transfer shall be taken equally from the shares of each such class allocated to such Account in accordance with procedures developed by the Committee, which shall reflect appropriate adjustments for shares of any class sold from such Account in any tender offer.

7. Section 8.11 is hereby amended to add the following sentence to the end thereof:

     If there is more than one class of UPS Stock allocated to an Account, any UPS Stock sold to effect such transfer shall be taken equally from the shares of each such class allocated to such Account in accordance with procedures developed by the Committee, which shall reflect appropriate adjustments for shares of any class sold from such Account in any tender offer.

8. Section 8.12 (a) is hereby amended to add the following sentence to the end thereof:

     In no event shall an automatic transfer of the proceeds of a tender offer to the Savings Plan as described in Section 9.12 (a)(2) be treated as a transfer from this Plan to the Savings Plan for the purpose of the one year restriction described in this Section 8.12 (a).

9.   Section 9.12(a) hereby is amended

     (a)  to add new paragraphs (3) and (4) as follows:

            (3) February 4, 2000 Tender Offer. Notwithstanding any contrary provision, paragraph (2) of this Section 9.12(a) will not apply and this paragraph (3) will apply with respect to the tender offer by United Parcel Service, Inc. for shares of Class A-1 common stock of United Parcel Service, Inc. ("Class A-1 Shares") dated February 4, 2000 (the "February 2000 Tender"). For purposes of this paragraph
            (3), a "Tender Participant" means each Participant or Beneficiary who would be entitled to tender whole Class A-1 Shares allocated to his or her Account in accordance with the terms of the February 2000 Tender if such Class A-1 Shares were owned directly by such Participant or Beneficiary and the Class A-1 Shares allocated to his or her Account were the only Class A-1 Shares owned by such Participant or Beneficiary. Each Tender Participant will be entitled to instruct the Trustee as to whether to tender whole Class A-1 Shares allocated to his or her Account and such whole shares will be tendered or not tendered by the Trustee in accordance with such instructions. The failure to give a timely direction to tender by Tender Participant with respect to Class A-1 Shares allocated to his or her Account is deemed to be a direction not to tender. Accordingly, any whole Class A-1 Shares allocated to the Account of a Tender Participant with respect to which no direction is received by the Trustee in a timely manner will not be tendered. Fractional shares allocated to an Account and shares allocated to the Account of a Participant or Beneficiary other than a Tender Participant will not be tendered.

            (4) Proceeds of Tender Offer. Notwithstanding the requirements set forth in Section 8.10, the proceeds of the tender of any shares of UPS Stock allocated to the Account of a Participant or Beneficiary shall be automatically transferred to an account for the benefit of such Participant or Beneficiary under the Savings Plan.

      and

      (b) to renumber paragraph (3) (as in effect before this Amendment No. 3) as paragraph (5) and amend such new paragraph (5) to read as follows:

            (5) Communication. The Trustee will (in an appropriate and timely manner) furnish, or cause to be furnished, to Participants and Beneficiaries who are entitled to direct the Trustee whether to tender the shares of UPS Stock allocated to his or her Account with the same information and notices as are furnished to other shareholders who are entitled to vote or entitled to tender regarding the matters to be voted upon or the tender offer and will provide them with adequate opportunity to deliver their instructions to the Trustee. The Trustee in its discretion will determine the manner in which instructions with respect to the voting or tender of UPS Stock will be given and any such instructions will be confidential.

     IN WITNESS WHEREOF, the undersigned certify that United Parcel Service of America, Inc. based upon action by its Board of Directors has caused this Amendment No. 3 to be adopted.

ATTEST:                                   UNITED PARCEL SERVICE OF
                                          AMERICA, INC.


----------------------------              ------------------------------
Joseph R. Moderow                         James P. Kelly
Secretary                                 Chairman